FILED ELECTRONICALLY and SENT VIA OVERNIGHT MAIL

June 14, 2017

Disclosure Review Office 3

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Life Insurance Company
Massachusetts Mutual Variable Life Separate Account I
MassMutual ElectrumSM (SL-18)
Pre-Effective Amendment No. 2 to Registration Statement on Form N-6 File No. 333-215823

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), MML Distributors, LLC (“MMLD”) and MML Investors Services, LLC (MMLIS) (MMLD and MMLIS together referred to as the “Principal Underwriters”) and Massachusetts Mutual Variable Life Separate Account I (the “Registrant”), a separate account of Massachusetts Mutual Life Insurance Company, hereby respectfully request acceleration of the effective date of the above-referenced registration statement filing to June 21, 2017, or as soon as practicable thereafter. The Registrant and the Principal Underwriters are aware of their obligations under the Act.

Sincerely,

MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I

By:	/s/ Gary F. Murtagh
Name	Gary F. Murtagh

Title:	Vice President & Senior Counsel, Massachusetts Mutual Life Insurance Company

MML INVESTORS SERVICES, LLC		MML DISTRIBUTORS, LLC

By:	/s/ Wendy Benson	By:	/s/ Tina M. Wilson
Name:	Wendy Benson	Name	Tina Wilson

Title:	President	Title:	Vice President

MassMutual Financial Group is a marketing name for Massachusetts Mutual Life Insurance Company (MassMutual) and its affiliated companies and sales representatives.

Springfield, MA 01111-0001            •            (413) 788-8411